June 23, 2020

VIA EDGAR

Mr. Tim Buchmiller

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc.
Preliminary Proxy Statement on Schedule PREM14A
Filed May 7, 2020
File No. 001-04858

Dear Mr. Buchmiller:

On behalf of International Flavors & Fragrances Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s preliminary proxy statement on Schedule PREM14A filed with the Commission on May 7, 2020 (the “Proxy Statement”) contained in your letter dated June 5, 2020 (the “Comment Letter”), set forth below is the Company’s response to the Comment Letter. An amendment to the Proxy Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

Mr. Tim Buchmiller

June 23, 2020

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

General

1.	Please amend this proxy statement to address any applicable comments issued on the Nutrition & Biosciences, Inc. registration statement on Form S-4 and Form S-1 filed on May 7, 2020.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Proxy Statement has been revised to address the applicable comments issued on the Nutrition & Biosciences, Inc. (“N&B”) registration statement on Form S-4 and Form S-1 filed on May 7, 2020 (the “N&B Registration Statement”). Please see Amendment No. 1 filed herewith and N&B’s response letter as of the date hereof to the Commission’s letter dated June 5, 2020 with respect to the N&B Registration Statement, which includes responses to the Staff’s comments on the N&B Registration Statement.

Mr. Tim Buchmiller

June 23, 2020

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 225-2113 or by email at kaharris@cgsh.com.

Sincerely,

/s/ Kyle A. Harris

Kyle A. Harris

cc:	Tara Harkins, Securities and Exchange Commission
Kevin Kuhar, Securities and Exchange Commission
Christine Westbrook, Securities and Exchange Commission
Anne Chwat, International Flavors & Fragrances Inc.
Erik T. Hoover, Nutrition & Biosciences, Inc.
Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP